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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9 )*

Sociedad Química y Minera de Chile S.A.
(Name of Issuer)
Series A Common Stock, no par value (“Series A Shares“)
Series B Common Stock, no par value (“Series B Shares”)
(Title of Class of Securities)
Series A Shares: 833636103
Series B Shares: 833635105
(CUSIP Number)
Wayne R. Brownlee
Executive Vice President, Treasurer and Chief Financial Officer
Potash Corporation of Saskatchewan Inc.
Suite 500, 122 – 1st Avenue South
Saskatoon, Saskatchewan
Canada S7K 7G3
(306) 933-8500
with a copy to
Robert Dean Avery
Jones Day
77 West Wacker
Chicago, Illinois 60601-1692
(312) 782-3939
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 28, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Page 1 of 9 Pages)

CUSIP No.	833635105 / 833636103	Page	2	of	9

1	NAMES OF REPORTING PERSONS: Potash Corporation of Saskatchewan Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Series A Shares: Not Applicable Series B Shares: AF,WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Saskatchewan, Canada

	7	SOLE VOTING POWER:

NUMBER OF		- 0 Series A Shares (See Item 5) - 0 - Series B Shares (See Item 5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		63,062,037 Series A Shares (See Item 5) 20,149,788 Series B Shares (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		- 0 - Series A Shares (See Item 5) - 0 - Series B Shares (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER:

63,062,037 Series A Shares (See Item 5) 20,149,788 Series B Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

63,062,037 Series A Shares (See Item 5) 20,149,788 Series B Shares (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

44.16% of Series A Shares (See Item 5(a)) 16.74% of Series B Shares (see Item 5(a))

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	833635105 / 833636103	Page	3	of	9

1	NAMES OF REPORTING PERSONS: PCS Chile II LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Series A Shares: Not Applicable Series B Shares: AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		- 0 - Series A Shares (See Item 5) - 0 - Series B Shares (See Item 5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		43,861,795 Series A Shares (See Item 5) 17,450,015 Series B Shares (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		- 0 - Series A Shares (See Item 5) - 0 - Series B Shares (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER:

43,861,795 Series A Shares (See Item 5) 17,450,015 Series B Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

43,861,795 Series A Shares (See Item 5) 17,450,015 Series B Shares (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

30.71% of Series A Shares (See Item 5(a)) 14.50% of Series B Shares (See Item 5(a))

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	833635105 / 833636103	Page	4	of	9

1	NAMES OF REPORTING PERSONS: Inversiones El Boldo Limitada

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Series A Shares: Not Applicable Series B Shares: AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Republic of Chile

	7	SOLE VOTING POWER:

NUMBER OF		- 0 - Series A Shares (See Item 5) - 0 - Series B Shares (See Item 5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		43,861,795 Series A Shares (See Item 5) 17,450,015 Series B Shares (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		- 0 - Series A Shares (See Item 5) - 0 - Series B Shares (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER:

43,861,795 Series A Shares (See Item 5) 17,450,015 Series B Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

43,861,795 Series A Shares (See Item 5) 17,450,015 Series B Shares (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

30.71% of Series A Shares (See Item 5(a)) 14.50% of Series B Shares (See Item 5(a))

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	833635105 / 833636103	Page	5	of	9

1	NAMES OF REPORTING PERSONS: Inversiones RAC Chile Limitada

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Series A Shares: Not Applicable Series B Shares: Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Republic of Chile

	7	SOLE VOTING POWER:

NUMBER OF		- 0 - Series A Shares (See Item 5) - 0 - Series B Shares (See Item 5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		19,200,242 Series A Shares (See Item 5) 2,699,733 Series B Shares (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		- 0 - Series A Shares (See Item 5) - 0 - Series B Shares (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER:

19,200,242 Series A Shares (See Item 5) 2,699,773 Series B Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

19,200,242 Series A Shares (See Item 5) 2,699,733 Series B Shares (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.44% of Series A Shares (See Item 5(a)) 2.24%of Series B Shares (See Item 5(a))

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	833635105 / 833636103	Schedule 13D	Page	6	of	9
Item 1.   Security and Issuer.
     This Amendment No. 9 amends the Schedule 13D, dated November 2, 2001, as amended (the “Schedule 13D”), of Potash Corporation of Saskatchewan Inc. and Inversiones El Boldo Limitada, with respect to Series A Shares and Series B Shares, of Sociedad Química y Minera de Chile S.A. (the “Issuer”), a company organized under the laws of the Republic of Chile. The principal executive offices of the Issuer are located at El Trovador 4285, Piso 6, Santiago, Chile. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D.
Item 2.   Identity and Background.
     This statement is filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, by the persons listed below (the “Reporting Persons”).
          (1)   Potash Corporation of Saskatchewan Inc. (“PCS”), a corporation organized under the laws of Canada, is (together with its subsidiaries) an integrated fertilizer and related industrial and feed products company engaged in the production of potash, phosphate and nitrogen products. The principal business address of PCS is Suite 500, 122 – 1st Avenue South, Saskatoon, Saskatchewan, Canada S7K 7G3.
          (2)   PCS Chile II LLC (“Chile II”) is a limited liability company organized under the laws of Delaware principally for the purpose of acquiring and holding shares of the Issuer, and its principal business address is: Suite 400, 1101 Skokie Blvd., Northbrook, Illinois 60062. PCS indirectly beneficially owns the entire equity interest in Chile.
          (3)   Inversiones El Boldo Limitada (“Chile Holdco”) is a limited liability company formed under the laws of Chile principally for the purpose of acquiring and holding shares of the Issuer, and its principal business address is Avenida Apoquindo 3721, Piso 12, Santiago, Chile. PCS, through its ownership of Chile II and another entity, indirectly beneficially owns the entire equity interest in Chile Holdco; Chile II indirectly owns 99.98% of Chile Holdco. As a result, ownership of the Series A Shares and Series B Shares owned by Chile Holdco is deemed to be shared with PCS and Chile II.
          (4)   Inversiones RAC Chile Limitada (“RAC”) is a limited liability company formed under the laws of Chile and was acquired by PCS principally for the purpose of acquiring and holding shares of the Issuer, and its principal address is: Avenida Apoquindo 3721, Piso 12, Santiago, Chile. PCS indirectly beneficially owns the entire equity interest in RAC and, as a result, ownership of the Series A Shares and the Series B Shares owned by RAC is deemed to be shared with PCS.

CUSIP No.	833635105 / 833636103	Schedule 13D	Page	7	of	9
     None of the Reporting Persons, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Item 3.   Source and Amount of Funds or Other Consideration.
     In transactions occurring on February 28, 2007, Chile II sold a total of 6,086,000 Series B Shares in the form of 608,600 American Depositary Receipts, each representing 10 Series B Shares, in open market transactions on the New York Stock Exchange for an aggregate sales price of US$82,307,064, and Chile Holdco purchased a total of 6,086,000 Series B Shares in open market transactions on the Bolsa de Comercio de Santiago, Bolsa de Valores (the Santiago Stock Exchange) for an aggregate purchase price of Ch$44,427,800,000. In a transaction occurring on December 28, 2006, Chile Holdco purchased a total of 705,632 Series B Shares in open market transactions on the Bolsa de Comercio de Santiago, Bolsa de Valores (the Santiago Stock Exchange) for an aggregate purchase price of Ch$5,068,537,281. Chile Holdco obtained funds for its purchases from capital contributed by its immediate parent.
Item 4.   Purpose of Transaction.
     No change.
Item 5.   Interest in Securities of the Issuer.
     (a)   The Series A Shares and Series B Shares beneficially owned by each of PCS, Chile II, Chile Holdco and RAC are as follows:

	Number of		Number of		% of All Equity
	Series A Shares	% of Class(1)	Series B Shares	% of Class(2)	Securities of Issuer(3)
PCS	63,062,037	44.16%	20,149,788	16.74%	31.62%
Chile II	43,861,795	30.71%	17,450,015	14.50%	23.30%
Chile Holdco	43,861,795	30.71%	17,450,015	14.50%	23.30%
RAC	19,200,242	13.44%	2,699,773	2.24%	8.32%
(1)	Based upon 142,819,552 Series A Shares outstanding as of December 31, 2005 (as reported in the Issuer’s Form 20-F filed with the Commission on June 30, 2006).

(2)	Based upon 120,376,972 Series B Shares outstanding as of December 31, 2005 (as reported on the Issuer’s Form 20-F filed with the Commission on June 30, 2006).

(3)	Based upon 142,819,552 Series A Shares and 120,376,972 Series B Shares of the Issuer outstanding as of December 31, 2005.
     (b)   Because PCS indirectly beneficially owns the entire outstanding equity interest in Chile Holdco and RAC, PCS may also be deemed to have the power to vote or to direct the voting or to dispose or direct the disposition of all of the Series A Shares and all of the Series B Shares owned by Chile Holdco and

CUSIP No.	833635105 / 833636103	Schedule 13D	Page	8	of	9
RAC. Because Chile II indirectly owns 99.98% of the outstanding equity interest of Chile Holdco, Chile II may also be deemed to have the power to vote or to direct the voting or to dispose or direct the disposition of all of the Series A Shares and the Series B Shares owned by Chile Holdco. Except as otherwise disclosed herein, no person other than the Reporting Persons shares the power to vote or to direct the vote or to dispose or direct the disposition of any of the Series A Shares or the Series B Shares owned by the Reporting Persons.
     (c)   None of PCS, Chile II, RAC or Chile Holdco has effected any transactions in Series A Shares since the most recent amendment to the Reporting Person’s Schedule 13D filed on December 28, 2006 (“Amendment No. 8”). The table below sets forth information with respect to all transactions in Series B Shares effected by PCS, Chile II, RAC or Chile Holdco since Amendment No. 8 was filed. Series B Shares sold by Chile II were sold for cash in open market transactions on the New York Stock Exchange. Series B Shares purchased by Chile Holdco were purchased in open market transactions on the Bolsa de Comercio de Santiago, Bolsa de Valores (the Santiago Stock Exchange).
TABLE 1

		Number of Series B	Price per Share in
Date	Purchase/Sale	Shares	Chilean Pesos
December 28, 2006	Purchase	705,632	Ch$7,183
February 28, 2007	Purchase	6,086,000	Ch$7,300

		Number of Series B	Price per Share in
Date	Purchase/Sale	Shares	U.S. Dollars
February 28, 2007	Sale	6,086,000	US$135.24
     (d)   No change.
     (e)   Not applicable.
Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     No change.
Item 7.   Material to be Filed as Exhibits.
     No change.

CUSIP No.	833635105 / 833636103	Schedule 13D	Page	9	of	9
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: March 1, 2007

POTASH CORPORATION OF SASKATCHEWAN INC.			INVERSIONES RAC CHILE LIMITADA

By:	/s/ Denis A. Sirois		By:	/s/ Rodrigo Ochagavía Ruiz-Tagle
	Name:	Denis A. Sirois		Name:	Rodrigo Ochagavía Ruiz-Tagle
	Title:	Vice President and Corporate Controller		Title:	Representative

And

			By:	/s/ Andrés Valdés
				Name:	Andrés Valdés
				Title:	Representative

PCS CHILE II LLC			INVERSIONES EL BOLDO LIMITADA

By:	/s/ James F. Dietz		By:	/s/ Rodrigo Ochagavía Ruiz-Tagle
	Name:	James F. Dietz		Name:	Rodrigo Ochagavía Ruiz-Tagle
	Title:	Manager		Title:	Representative

And

			By:	/s/ Andrés Valdés
				Name:	Andrés Valdés
				Title:	Representative